

August 11, 2010

Mr. Richard B. Abshire
Vice President and Chief Financial Officer
Adams Resources & Energy, Inc.
4400 Post Oak Parkway, Suite 2700
Houston, TX 77027

> **Re:** **Adams Resources & Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 23, 2010**
> **Response Letter Dated July 7, 2010**
> **File No. 1-07908**

Dear Mr. Abshire:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

Results of Operations, page 16

1.   We note your response to our prior comment 5 from our letter dated June 23, 2010. Expand your Results of Operations disclosure to provide that information.

Concentration of Credit Risk, page 43

2.   We note your response number 6 from our letter dated June 23, 2010. Expand your disclosure to indicate that the loss of these 10% customers would not have a material adverse effect on your operations and clarify why that is the case.

<u>Controls and Procedures, page 51</u>

3.   We note your response to our prior comment 10 from our letter dated June 23, 2010 and reissue the comment. To the extent you maintain the language cited in our prior comment 10, please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your internal control over financial reporting are effective <u>at a reasonable assurance level</u>. Emphasis added. In the alternative, remove the reference to the level of assurance of your internal control over financial reporting throughout the section.

<u>Exhibit 99.1</u>

4.   File a revised report that complies with prior comments 12 through 15 from our letter dated June 23, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Douglas Brown at (202) 551-3265, or me at (202) 551-3745 with any questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director